                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                TCI MUSIC, INC.
                                (Name of Issuer)

                     Series A Common Stock, $.01 par value
                     Series B Common Stock, $.01 par value
                     -------------------------------------
                        (Title of Classes of Securities)

                       Series A Common Stock  87229N 10 1
                       ---------------------  -----------
                                 (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.

    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JULY 11, 1997
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page 11

Series A Common Stock CUSIP No.  87229N 10 1

_______________________________________________________________________________
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          TELE-COMMUNICATIONS, INC.
          84 - 1260157

_______________________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group
                                                                        (a)  [ ]
                                                                        (b)  [ ]

_______________________________________________________________________________

     (3)    SEC Use Only

_______________________________________________________________________________
     (4)    Source of Funds

            OO

_______________________________________________________________________________
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

_______________________________________________________________________________
     (6)    Citizenship or Place of Organization

            Delaware
_______________________________________________________________________________
 Number of            (7)  Sole Voting Power         6,812,393 Shares of
Shares Bene-                                         Series A*
  ficially                 ____________________________________________________
 Owned by             (8)  Shared Voting Power       0 Shares
Each Report-               ____________________________________________________
ing Person            (9)  Sole Dispositive Power    6,812,393 Shares of
   With                                              Series A*
                           ____________________________________________________
                      (10) Shared Dispositive Power  0 Shares

_______________________________________________________________________________
     (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                         6,812,393 Shares of Series A*

_______________________________________________________________________________
     (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]

_______________________________________________________________________________
     (13)   Percent of Class Represented by Amount in Row (11)**

                         Series A Common Stock     45.7%

_______________________________________________________________________________
     (14)   Type of Reporting Person

                         HC, CO

____________
* Does not include 62,500,000 shares of Series A Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock owned by the Reporting Person. Such Series B Common Stock is convertible at any time at the option of the Reporting Person. (See Item 5)

**    Percentage determined without including 62,500,000 shares of Series A
Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock owned by the Reporting Person. Such Series B Common Stock is convertible at any time at the option of the Reporting Person. Each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share. Accordingly, when these series of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 98.7% of the voting power of the Issuer. (See Items 1 and 5)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                TCI MUSIC, INC.
                        (Commission File No. 333-28613)

ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Series A Common Stock, $.01 par value per share (the "Series A Stock"), of TCI Music, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111-3000.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the shares of Series A Stock issuable upon conversion of shares of the Series B Common Stock, $.01 par value per share (the "Series B Stock" and together with the Series A Stock, the "Common Stock"), of the Issuer. At the option of the holder, each share of Series B Stock is convertible into one share of Series A Stock. The shares of Series A Stock are not convertible into shares of Series B Stock. The holders of Series A Stock and Series B Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holder of the Series B Stock is entitled to 10 votes per share and the holders of the Series A Stock are entitled to one vote per share.

         A right (the "Rights") is associated with each share of Series A Stock. Until the Rights expire or are exercised, the Rights are evidenced by a legend on the certificates for the shares of Series A Stock. Each Right entitles the holder to require TCI to purchase from such holder one share of Series A Stock for $8.00 per share, subject to certain reductions, if any, and payable at the election of TCI, in cash, a number of shares of its Series A TCI Group Common Stock, $1.00 par value per share, having an equivalent value, or a combination thereof, if during the one year period beginning on July 11, 1997, the price of the Series A Stock does not equal or exceed $8.00 per share for a period of at least 20 consecutive trading days. If the Rights become exercisable, they will be exercisable only during the 30-day period commencing on July 11, 1998, and will expire and cease to exist at the end of such period unless exercised. The Rights are not separable from the Series A Stock.

ITEM 2.  Identity and Background
         -----------------------

         The reporting person is TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

         TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of
TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         TCI currently beneficially owns, through subsidiaries, a total of 6,812,393 shares of Series A Stock and 62,500,000 shares of Series B Stock. TCI acquired its shares of Series A Stock and the associated Rights as a result of the merger of DMX, Inc. ("DMX") with TCI Merger Sub, Inc., a wholly owned subsidiary of the Issuer (the "Merger"), which became effective on July 11, 1997. At a Special Meeting of Stockholders of DMX held on July 11, 1997, the stockholders of DMX approved and adopted an Agreement and Plan of Merger, dated as of February 6, 1997, as amended by Amendment One to Merger Agreement dated May 29, 1997 (the "Merger Agreement"), among DMX, TCI, the Issuer, and TCI Merger Sub, Inc. Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock, including the Common Stock beneficially owned by TCI, was converted into the right to receive one quarter share of the Series A Stock, one Right with respect to each whole share of Series A Stock and cash in lieu of fractional shares of Series A Stock and Rights. As a result, DMX became a wholly owned subsidiary of the Issuer and TCI became a beneficial owner of Common Stock of the Issuer.

         The foregoing summary of the Merger is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Prospectus of TCI, the Prospectus of TCI Music and the Proxy Statement of DMX filed on June 12, 1997 (the "Prospectuses/Proxy Statement"), by such parties as part of a Registration Statement on Form S-4 (No. 333-28613). The Registration Statement and Prospectuses/Proxy Statement are incorporated herein by reference and are so filed herewith as Exhibit A to this Statement.

         For information on TCI's original acquisition of the beneficial ownership of the shares of common stock of DMX, see the Statement on Schedule 13D, as amended, filed by TCI on DMX, Inc. (Commission File No. 0-18806)

         In connection with the Merger, TCI and the Issuer entered into a Contribution Agreement, dated as of July 11, 1997, which required, among other things, the Issuer to issue to TCI 62,500,000 shares of Series B Stock. Such shares were issued in consideration for: (i) TCI transferring to the Issuer its rights to receive revenues from the music services sold by DMX until December 31, 2006, and (ii) TCI contributing to the Issuer digital commercial tuners.

ITEM 4.  Purpose of Transaction
         ----------------------

         TCI currently holds its interest in the Issuer for investment purposes. Neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) TCI presently beneficially owns, through subsidiaries, 6,812,393 shares of the Series A Stock and 62,500,000 shares of the Series B Stock. The 6,812,393 shares of Series A Stock beneficially owned by TCI represent 45.7% of the 14,896,648 shares of Series A Stock outstanding on July 11, 1997, as reported by the Issuer in the Prospectuses/Proxy Statement and confirmed by the Issuer on July 11, 1997. The 62,500,000 shares of Series B Stock beneficially owned by TCI represent 100% of the 62,500,000 shares of Series B Stock outstanding on July 11, 1997, as reported by the Issuer in the Prospectuses/Proxy Statement and confirmed by the Issuer on July 11, 1997.

         Leo J. Hindery, Jr., President and Chief Operating Officer of TCI, and Donne F. Fisher, a Director of TCI, each have stock options granted by the Issuer in connection with the Merger to acquire 833,334 shares of Series A Stock, of which 166,667 shares of each such grant are exercisable. Assuming the exercise in full of the stock options, the beneficial ownership of such shares by each such individual would represent 5.3% of the 15,729,982 shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise. The above denominator assumes 14,896,648 shares of Series A Stock outstanding on July 11,1997, plus the 833,334 shares issued upon exercise of the options for each such individual.

         J. C. Sparkman, a Director of TCI, presently beneficially owns 137,500 shares of the Series A Stock, which includes a stock option granted by the Issuer in connection with the Merger to acquire 100,000 shares of Series A Stock of which 20,000 shares are exercisable. Mr. Sparkman's beneficial ownership of 137,500 shares of the Series A Stock represents less than 1% of the 14,896,648 shares of the Issuer's Series A Stock outstanding on July 11, 1997.

         Other than Messrs. Hindery, Fisher and Sparkman, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

         (b) TCI has the sole power to vote or to direct the voting of the shares of the Common Stock that TCI beneficially owns. TCI has the sole power to dispose of, or to direct the disposition of the shares of Common Stock that TCI beneficially owns.

         To the knowledge of TCI, Messrs. Hindery, Fisher and Sparkman each have sole power to vote or to direct the voting of the shares of the Series A Stock that they each beneficially own. To the knowledge of TCI, Messrs. Hindery, Fisher and Sparkman each have sole power to dispose of, or to direct the disposition of, the shares of the Series A Stock that they each beneficially own.

         (c) Except for the securities of the Issuer issued or granted in connection with the Merger, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TCI.

         To the knowledge of TCI, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Stock owned by Messrs. Hindery, Fisher or Sparkman, respectively.

         (e)  Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock, including the Common Stock beneficially owned by TCI, was converted into the right to receive one quarter share of the Series A Stock, one Right with respect to each whole share of Series A Stock and cash in lieu of fractional shares of Series A Stock and Rights. The description of the Merger and the securities received in connection therewith contained herein is qualified in its entirety by reference to the text of the Merger Agreement. The Merger Agreement is incorporated herein by reference and is attached to this Statement as Exhibit B.

         The Rights associated with the Series A Stock have been issued pursuant to the Rights Agreement dated July 11, 1997, among TCI, the Issuer and The Bank of New York, as Rights Agent. The description of the Rights contained herein is qualified in its entirety by reference to the text of the Rights Agreement. The Rights Agreement is incorporated herein by reference and is attached to this Statement as Exhibit C.

         Except as described above and in Items 3 and 7, hereof, there are presently no contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Common Stock of the Issuer.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         (A) Registration Statement on Form S-4, filed by TCI, the Issuer and DMX on June 12, 1997, and thereafter amended and ordered effective June 12, 1997, under Commission File No. 333-28613, which is hereby incorporated by this reference.

         (B) Agreement and Plan of Merger, dated as of February 6, 1997, as amended by Amendment One to Merger Agreement dated May 29, 1997, among DMX, TCI, the Issuer, and TCI Merger Sub, Inc. filed June 12, 1997, as Appendix I to the Prospectuses/Proxy Statement contained in said Registration Statement, under Commission File No. 333-28613, which is hereby incorporated by this reference.

         (B) Rights Agreement, dated July 11, 1997, among TCI, the Issuer and The Bank of New York, as Rights Agent, filed June 12, 1997, as part of said Registration Statement, under Commission File No.333-28613, which is hereby incorporated by this reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


July 18, 1997                      TELE-COMMUNICATIONS, INC.



                                      /s/ Stephen M. Brett
                                   -------------------------
                                   Stephen M. Brett
                                   Executive Vice President and
                                   General Counsel

                                   SCHEDULE 1
                                   ----------

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                    DIRECTORS
                             -----------------------

                                                      Principal Business or
                             Principal Occupation &   Organization in Which
Name                         Business Address         such Employment Is Conducted
----                         -----------------------  ----------------------------
Tony L. Coelho               Director of TCI;         Cable television &
                             Chairman & Chief         telecommunications
                             Executive Officer of     & programming services;
                             ETC w/tci, Inc.;
                             Chairman & Chief
                             Executive Officer of
                             Coelho Associates, LLC   Investment consulting firm
                             1325 Avenue of the
                             Americas,
                             26th Floor
                             New York, New York
                             10019

Donne F. Fisher              Consultant & Director    Cable television &
                             of TCI; Business         telecommunications
                             Executive                & programming services
                             5619 DTC Parkway
                             Englewood, CO 80111

John W. Gallivan             Director of TCI;         Newspaper publishing
                             Chairman of the Board
                             of Kearns-Tribune
                             Corporation
                             400 Tribune Building
                             Salt Lake City, UT
                             84111

Paul A. Gould                Director of TCI,         Investment banking
                             Managing Director of     services
                             Allen & Company
                             Incorporated
                             711 5th Avenue
                             New York, New York
                             10022

Leo J. Hindery, Jr.          President, Chief         Cable television &
                             Operating Officer and    telecommunications
                             Director of TCI          & programming services
                             5619 DTC Parkway
                             Englewood, CO 80111

Jerome H. Kern               Director of TCI;         Business Consulting; Law
                             Business Consultant;
                             Special Counsel to
                             Baker & Botts, L.L.P.
                             5619 DTC Parkway
                             Englewood, CO 80111

Kim Magness                  Director of TCI;         Management of various
                             Business Executive       business enterprises
                             4000 E. Belleview
                             Englewood, CO 80111

John C. Malone               Chairman of the          Cable television &
                             Board, Chief             telecommunications
                             Executive Officer &      & programming services
                             Director of TCI
                             5619 DTC Parkway
                             Englewood, CO 80111


                                                      Principal Business or
                             Principal Occupation &   Organization in Which
Name                         Business Address         such Employment Is Conducted
----                         -----------------------  ----------------------------

Robert A. Naify              Director of TCI;         Provider of services to
                             President & Chief        the motion picture
                             Executive Officer of     industry
                             Todd-AO Corporation
                             172 Golden Gate Avenue
                             San Francisco, CA 94102

J.C. Sparkman                Consultant & Director    Cable television &
                             of TCI                   telecommunications
                             5619 DTC Parkway         & programming services
                             Englewood, CO 80111

                               EXECUTIVE OFFICERS
                             -----------------------

Gary K. Bracken              Senior Vice President    Cable television &
                             & Controller             telecommunications
                             of TCI Communications,   & programming services
                             Inc.
                             5619 DTC Parkway
                             Englewood, CO 80111

Robert R. Bennett            Executive Vice           Cable television &
                             President of TCI         telecommunications
                             5619 DTC Parkway         & programming services
                             Englewood, CO 80111

Stephen M. Brett             Executive Vice           Cable television &
                             President, Secretary     telecommunications
                             & General Counsel of     & programming services
                             TCI
                             5619 DTC Parkway
                             Englewood, CO 80111

Brendan R. Clouston          Executive Vice           Cable television &
                             President of TCI         telecommunications
                             5619 DTC Parkway         & programming services
                             Englewood, CO 80111

Marvin Jones                 Director, Executive      Cable television &
                             Vice President & Chief   telecommunications
                             Operating Officer  of    & programming services
                             TCI Communications,
                             Inc.
                             5619 DTC Parkway
                             Englewood, CO 80111

Larry E. Romrell             Executive Vice           Cable television &
                             President of TCI         telecommunications
                             5619 DTC Parkway         & programming services
                             Englewood, CO 80111

Bernard W. Schotters, II     Senior Vice President    Cable television &
                             & Treasurer of TCI       telecommunications
                             Communications, Inc.     & programming services
                             5619 DTC Parkway
                             Englewood, CO 80111

Fred A. Vierra               Executive Vice           Cable television &
                             President of TCI         telecommunications
                             5619 DTC Parkway         & programming services
                             Englewood, CO 80111

                                             EXHIBIT INDEX
                                             -------------
--------------------------------------------------------------------------------
EXHIBIT NUMBER               EXHIBIT                                        PAGE
--------------------------------------------------------------------------------
7(A)                         Registration Statement on Form S-4, filed by     --
                             TCI, the Issuer and DMX on June 12, 1997,
                             and thereafter amended and ordered effective
                             June 12, 1997, under Commission File No.
                             333-28613, which is hereby incorporated by
                             this reference.

7(B)                         Agreement and Plan of Merger, dated as of        --
                             February 6, 1997, as amended by Amendment
                             One to Merger Agreement dated May 29, 1997,
                             among DMX, TCI, the Issuer, and TCI Merger
                             Sub, Inc. filed June 12, 1997, as Appendix I
                             to the Prospectuses/Proxy Statement
                             contained in said Registration Statement,
                             under Commission File No. 333-28613, which
                             is hereby incorporated by this reference.

7(C)                         Rights Agreement, dated July 11, 1997, among     --
                             TCI, the Issuer and The Bank of New York, as
                             Rights Agent, filed June 12, 1997, as part
                             of said Registration Statement, under
                             Commission File No.333-28613, which is
                             hereby incorporated by this reference.

